UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, March 11th, 2015

Results for the fiscal year and quarter ended on December 31st, 2014

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the fiscal year and quarter ended on December 31st, 2014.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the fiscal year and quarter ended on December 31, 2014:

Consolidated sales revenues of AR$6,204.6 million[1] for the fiscal year ended on December 31, 2014, 16.3% higher than the AR$5,335.0 million for the fiscal year of 2013, primarily explained by increases of 31.4% (AR$544.1 million) in generation, 4.6% (AR$157.7 million) in distribution and 99.8% (AR$209.6 million) in holding and others segments.

Adjusted consolidated EBITDA[2] of AR$(320.7) million for the fiscal year ended on December 31, 2014, compared to AR$(505.9) million for the fiscal year of 2013, mainly due to increases of AR$747.9 million in generation, AR$208.3 million in transmission and AR$128.0 million in holding and others, partially offset by a decrease of AR$899.0 million in distribution.

Consolidated profit of AR$529.5 million during the fiscal year ended on December 31, 2014, of which a profit of AR$743.2 million are attributable to the owners of the Company, compared to a AR$286.1 million profit attributable to the owners of the Company in the fiscal year of 2013, mainly explained by profits of AR$633.0 million in generation, AR$34,1 million in transmission and AR$963.9 million in holding and others, partially offset by a loss of AR$1,101.4 million in the distribution segment.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Mariano Batistella
Special Projects, Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54 (11) 4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	1

Main Results for the Fourth Quarter of 20143:

Consolidated sales revenues of AR$1,662.0 million for the quarter ended on December 31, 2014, 20.8% higher than the AR$1,376.3 million for the same period of 2013, mainly explained by increases of 55.2% (AR$252.5 million) in generation and 109.6% (AR$73.5 million) in holding and others, partially offset by a decrease of 2.5% (AR$22.0 million) in the distribution segment.

Adjusted consolidated EBITDA of AR$(325.1) million, AR$210.7 million of higher losses compared to AR$(114.5) million in the same period of 2013, mainly due to higher losses of AR$403.0 million in distribution, partially offset by increases of AR$80.2 million in generation, AR$26.2 million in transmission and AR$85.9 million in holding and others segments profits.

Consolidated profit of AR$1,112.0 million in the fourth quarter ended on December 31, 2014, of which AR$728.0 million profit are attributable to the owners of the Company, compared to AR$98.6 million attributable to the owners of the Company in the same period of 2013. The Q4 14’s results includes AR$1,536.4 million profit in the distribution segment due to the recognition of retroactive costs by the application of Resolution SE No. 250/13 and subsequent Notes (‘MMC’), compared to AR$720.4 million recognized in the same period of 2013, plus a net profit of AR$369.1 million due to an increase in the recoverable value of credits held against CAMMESA in the generation segment.

3 The financial information presented in this document for the quarters ended on December 31, 2014 and of 2013 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the fiscal year ended on December 31, 2014 and of 2013, and the nine-month periods ended on September 30, 2014 and of 2013.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	2

1.     Relevant Events

1.1 |  Debt Securities Transactions by Pampa’s Subsidiaries

1.1.1  Issuance of Bond Notes by Central Térmica Güemes (‘CTG’)

Under the Bond Notes Program (simple, non-convertible to equity) up to an amount of US$50 million or its equivalent in other currencies, on March 6, 2015 CTG issued Series VI, for an amount of AR$91.0 million. Principal will be repaid in a single bullet payment 18 months as from the date of issuance and interest is payable on a quarterly basis; interests have a fixed annual rate of 28% for the first nine months and Badlar plus 5% for the remaining nine months. The proceeds from the issuance were destined to debt refinancing.

1.1.2  Debt Issuance by Petrolera Pampa

On February 26, 2015 Petrolera Pampa issued under the Bond Notes Program (simple, non-convertible to equity) up to an amount of US$125 million or its equivalent in other currencies, Series IV, for an amount of AR$51.0 million. Principal will be repaid in a single bullet payment 18 months as from the date of issuance and interest is payable on a quarterly basis; interests have a fixed annual rate of 27.48% for the first nine months and Badlar plus 5% for the remaining nine months.

Moreover, under the same program Petrolera Pampa issued Series V Dollar-Link, for an amount of US$18,5 million at an initial exchange rate of AR$8.7008/US$. Principal will be repaid in a single bullet payment 27 months as from the date of issuance and interest is payable on a quarterly basis with a fixed annual rate of 5%.

Finally, Petrolera Pampa issued Short-Term Notes (‘VCPs’) Series 11 under the global short-term debt Program up to an amount of US$40 million or its equivalent in other currencies, for an amount of AR$89.9 million, which will accrue interest at a fixed annual rate of 28%. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis.

1.1.3  Central Térmica Loma de la Lata (‘CTLL’)’s Bond Repurchase and Cancellation

In order to obtain a more efficient financial structure, two new bond repurchases were conducted, the first on November 17, 2014 for US$50 million and the second on December 2, 2014 for US$18 million, completing the latter the full repurchase of the CTLL bonds due in 2018.

1.2 |  2014 Agreement to Increase Thermal Generation Availability

In relation to the expansion project of 115 MW in Central Térmica Loma de la Lata (‘CTLL’), on December 1, 2014 CTLL signed with CAMMESA the Financing Agreement and Credits Assignment, through which CTLL will obtain financing for the project. As of the date of this release, CTLL has received AR$465.8 million.

1.3 |  Extension of Resolution No. 250/2013’s Provisions Related to Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

On December 18, 2014, the Secretariat of Energy (“SE”) issued SE Note No. 1,136/2014, extending the provisions regarded within SE Resolution No. 250/2013 to the date of December 31, 2014, resulting in higher costs recognitions in Edenor’s Financial Statements of AR$702.2 million and net interests of AR$13,3 million.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	3

2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 12.31.14	As of 12.31.13
ASSETS
Participation in joint businesses	226.9	188.6
Participation in associates	133.2	134.8
Property, plant and equipment	9,218.1	6,902.7
Intangible assets	872.4	901.8
Biological assets	1.9	1.9
Financial assets with a results changing fair value	963.0	432.7
Deferred tax assets	93.7	63.2
Trade receivable and other credits	954.8	366.7
Total non-current assets	12,464.0	8,992.5

Biological assets	0.2	0.6
Inventories	135.6	114.6
Financial assets with a results changing fair value	1,028.6	844.3
Trade receivable and other credits	2,896.8	2,257.0
Cash and cash equivalents	335.2	341.7
Total current assets	4,396.4	3,558.1

Assets classified as held for sale	-	12.0

Total assets	16,860.4	12,562.6

	As of 12.31.14	As of 12.31.13
EQUITY
Share capital	1,314.3	1,314.3
Share premium	343.0	263.5
Statutory reserve	14.3	-
Voluntary reserve	271.8	-
Director's options reserve	266.1	259.4
Retained earnings	743.2	286.1
Other comprehensive result	(32.2)	(24.4)
Equity attributable to owners of the parent	2,920.4	2,098.9

Non-controlling interests	633.4	776.0

Total equity	3,553.8	2,874.8

LIABILITIES
Accounts payable and other liabilities	1,909.4	1,295.9
Borrowings	3,731.3	2,924.5
Deferred revenues	109.1	33.7
Salaries and social security payable	62.9	26.0
Defined benefit plan obligations	196.6	136.5
Deferred tax liabilities	470.6	416.6
Tax payable	274.7	150.1
Provisions	119.5	91.5
Total non-current liabilities	6,873.9	5,074.7

Accounts payable and other liabilities	4,535.5	3,098.6
Borrowings	839.3	753.6
Deferred income	0.8	-
Salaries and social security payable	725.3	501.4
Defined benefit plan obligations	26.8	8.6
Tax payable	231.9	239.7
Financial derivatives	47.9	-
Provisions	25.2	11.2
Total current liabilities	6,432.6	4,613.1

Total liabilities	13,306.6	9,687.7

Total liabilities and equity	16,860.4	12,562.6

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	4

2.2 |  Consolidated Income Statements (AR$ Million)

	Fiscal Year		4th Quarter

	2014	2013	2014	2013
Sales revenue	6,204.6	5,335.0	1,662.0	1,376.3
Cost of sales	(6,029.1)	(5,603.3)	(1,644.3)	(1,439.3)

Gross profit	175.6	(268.3)	17.7	(63.0)

Selling expenses	(713.4)	(634.2)	(207.1)	(184.3)
Administrative expenses	(837.5)	(563.9)	(245.6)	(180.8)
Other operating income	312.0	466.2	140.9	186.0
Other operating expenses	(447.1)	(204.0)	(197.1)	(61.5)
Recovery of property, plant and equipment impairment	88.4	-	-	-
Results for participation in joint businesses	34.2	(4.8)	26.4	5.6
Results for participation in associates	(1.6)	2.2	(1.3)	0.8

Operating income before Res. No. 250/13 and subsequent Notes	(1,389.3)	(1,206.7)	(466.2)	(297.2)

Higher Cost Recognition – Res. No. 250/13 and subsequent Notes	2,271.9	2,933.1	1,536.4	720.4

Operating income	882.6	1,726.3	1,070.2	423.2

Financial income	440.5	336.3	188.3	52.6
Financial costs	(1,113.2)	(813.9)	(271.5)	(215.8)
Other financial results	420.1	(519.3)	193.9	(274.6)
Financial results, net	(252.6)	(996.8)	110.7	(437.9)

Profit before tax	630.0	729.5	1,180.9	(14.7)

Income tax and minimum expected profit tax	(100.4)	12.2	(68.9)	(109.6)

Net income for continuing operations	529.5	741.6	1,112.0	(124.3)

Discontinued operations	-	(126.9)	-	126.9

Net income for the fiscal year / period	529.5	614.8	1,112.0	2.6

Attributable to:
Owners of the Company	743.2	286.1	728.0	(98.6)
Continuing operations	743.2	371.8	728.0	(98.6)
Discontinued operations	-	(85.7)	-	0.0
Non-controlling interests	(213.6)	328.7	384.0	101.1

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic income for continuing operations per share	0.5654	0.2829	0.5539	(0.0750)
Diluted income for continuing operations per share	0.5082	0.2829	0.4934	(0.0750)
Basic and diluted income for discontinued operations per share	-	(0.0652)	-	0.0000

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	5

3.     Summary of Operations

3.1 |  Generation Segment

The following table shows the performance of Pampa’s electricity generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLLL[1]	CTG[2]	CTP	CPB
Installed Capacity (MW)	265	388	553	361	30	620	2,217
Market Share	0.8%	1.2%	1.8%	1.1%	0.1%	2.0%	7.1%

Fiscal Year
Net Generation FY14 (GWh)	516	322	3,421	1,528	131	3,090	9,008
Market Share	0.4%	0.2%	2.6%	1.2%	0.1%	2.4%	7.0%
Sales FY14 (GWh)	549	351	3,502	2,124	131	3,144	9,802

Net Generation FY13 (GWh)	616	421	1,947	1,675	130	2,229	7,018
Variation Net Generation FY14 - FY13	-16.2%	-23.4%	+75.7%	-8.8%	+0.6%	+38.6%	+28.4%
Sales FY13 (GWh)	833	630	2,372	2,268	130	2,676	8,909

Average Price FY14 (AR$ / MWh)	155.6	166.2	270.4	293.0	678.2	129.2	225.3
Average Gross Margin FY14 (AR$ / MWh)	20.6	(24.2)	228.8	102.4	n.d.	39.7	118.3
Average Gross Margin FY13 (AR$ / MWh)	33.1	27.9	103.0	51.9	n.d.	(12.0)	44.4

Fourth Quarter
Net Generation Q4 14 (GWh)	235	135	622	457	44	765	2,258
Market Share	0.7%	0.4%	1.9%	1.4%	0.1%	2.3%	6.9%
Sales Q4 14 (GWh)	238	137	623	607	44	768	2,417

Net Generation Q4 13 (GWh)	187	162	871	550	43	642	2,456
Variation Net Generation Q4 14 vs. Q4 13	+25.3%	-16.5%	-28.6%	-16.9%	+2.5%	+19.1%	-8.1%
Sales Q4 13 (GWh)	213	190	933	709	43	719	2,807

Average Price Q4 14 (AR$ / MWh)	132.6	135.5	420.0	322.7	678.2	145.4	267.3
Average Gross Margin Q4 14 (AR$ / MWh)	38.7	(1.9)	359.9	137.3	n.d.	24.0	141.0
Average Gross Margin Q4 13 (AR$ / MWh)	(32.3)	10.3	157.1	50.0	n.d.	1.1	64.2

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s 2014 gross margin considers results for CTP.

The electricity generation for the fourth quarter of 2014 was 8.1% lower than the same period of 2013, mainly as a result of a programed maintenance in one of CTLL’s gas turbines (-249 GWh), a lower dispatch at CTG due to fuel restrictions in the area (-93 GWh) and minor dispatch at our hydroelectric unit Los Nihuiles due to lesser water inputs in the area (-27 GWh). Said effects were partially offset by a higher dispatch in Diamante (+47 GWh) due to better hydro conditions in comparison with Q4 13 and higher availability in CPB (+122 GWh).

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	6

3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Edenor:

							Variation
Type of Customer	2014			2013			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Fiscal Year
Residential	9,114	43%	2,443,670	9,114	42%	2,418,725	+0.0%	+1.0%
Commercial	3,426	16%	349,763	3,609	17%	346,659	-5.1%	+0.9%
Industrial	3,431	16%	6,552	3,458	16%	6,386	-0.8%	+2.6%
Wheeling System	4,213	20%	710	4,374	20%	713	-3.7%	-0.4%
Others
Public Lighting	678	3%	22	683	3%	22	-0.6%	-
Shantytowns and Others	430	2%	404	436	2%	388	-1.5%	+4.1%
Total	21,292	100%	2,801,121	21,674	100%	2,772,893	-1.8%	+1.0%

Fourth Quarter
Residential	2,111	40%	2,443,670	2,111	39%	2,418,725	+0.0%	+1.0%
Commercial	887	17%	349,763	945	18%	346,659	-6.1%	+0.9%
Industrial	906	17%	6,552	939	18%	6,386	-3.5%	+2.6%
Wheeling System	1,080	21%	710	1,114	21%	713	-3.1%	-0.4%
Others
Public Lighting	149	3%	22	148	3%	22	+0.7%	-
Shantytowns and Others	94	2%	404	96	2%	388	-1.5%	+4.1%
Total	5,227	100%	2,801,121	5,352	100%	2,772,893	-2.3%	+1.0%

The electricity sold in GWh during the fourth quarter of 2014 fell by 2.3% compared to the same period of 2013, mainly as a result of a lower average temperature during Q4 14 compared to Q4 13, which caused a lesser electricity consumption. However, the number of clients of Edenor rose by 1.0%.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	7

4.     Analysis of the Fourth Quarter 2014 Results Compared to the Same Period of 2013

Consolidated sales revenues of AR$1,662.0 million for the quarter ended on December 31, 2014, 20.8% higher than the AR$1,376.3 million for the same period of 2013, mainly explained by increases of 55.2% (AR$252.5 million) in generation and 109.6% (AR$73.5 million) in holding and others, partially offset by a decrease of 2.5% (AR$22.0 million) in the distribution segment.

Adjusted consolidated EBITDA of AR$(325.1) million, AR$210.7 million of higher losses compared to AR$(114.5) million in the same period of 2013, mainly due to higher losses of AR$403.0 million in distribution, partially offset by increases of AR$80.2 million in generation, AR$26.2 million in transmission and AR$85.9 million in holding and others segments profits.

Consolidated profit of AR$1,112.0 million in the fourth quarter ended on December 31, 2014, of which AR$728.0 million profit are attributable to the owners of the Company, compared to AR$98.6 million attributable to the owners of the Company in the same period of 2013. The Q4 14’s results includes AR$1,536.4 million profit in the distribution segment due to the recognition of retroactive costs by the application of Resolution SE No. 250/13 and subsequent Notes (‘MMC’), compared to AR$720.4 million recognized in the same period of 2013, plus a net profit of AR$369.1 million due to an increase in the recoverable value of credits held against CAMMESA in the generation segment.

Adjusted Consolidated EBITDA Calculation

The following table shows the adjustments and conciliations for the Adjusted Consolidated EBITDA calculation:

In AR$ million	2014	2013	Q4 14	Q4 13
Consolidated operating income	882.6	1,726.3	1,070.2	423.2
Consolidated depreciations and amortizations	467.2	374.8	133.5	97.0
Consolidated EBITDA under IFRS standards	1,349.7	2,101.1	1,203.7	520.2

Adjustments from generation segment:
CTLL's collection from insurance compensation	(0.1)	(245.3)	-	(122.3)
Revenue recognition from Isolux's CTLL project	-	(85.2)	-	-
Recovery of taxes (gross income tax)	(37.9)	-	-	-
Recovery of property, plant and equipment impairment	(88.4)	-	-	-
Increase in the recoverable value of credits with CAMMESA	(89.0)	-	(183.9)	-
Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	120.9	45.7	5.5	3.3
Consolidation effects from participation in joint businesses	168.2	75.7	43.2	40.0
Operating result from transmission segment	99.6	(19.9)	45.0	23.9
Depreciations and amortizations from transmission segment	43.2	41.9	10.9	10.6
Results for Fourth Line Project	59.5	48.8	13.8	11.1
Results for participation in joint businesses	(34.1)	4.9	(26.4)	(5.6)
Adjustments from distribution segment:
PUREE penalty system	482.9	491.9	130.7	153.8
Delay charges	43.3	45.4	10.8	11.7
Higher Cost Recognition – Res. No. 250/13 and subsequent Notes	(2,271.9)	(2,933.1)	(1,536.4)	(720.4)
Adjustments from holding and others segment:
Results for participation in associates	1.6	(2.2)	1.3	(0.8)

Consolidated adjusted EBITDA	(320.7)	(505.9)	(325.1)	(114.5)

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	8

4.1 |  Analysis of Generation Segment

	Fiscal Year			4th Quarter
Generation Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	2,275.5	1,731.3	+31.4%	710.2	457.7	+55.2%
Cost of sales	(1,176.7)	(1,426.8)	-17.5%	(338.5)	(305.3)	+10.9%
Gross profit	1,098.8	304.5	+260.8%	371.7	152.4	+143.8%
Selling expenses	(17.9)	(78.5)	-77.2%	(4.5)	(34.4)	-87.0%
Administrative expenses	(200.0)	(139.0)	+43.9%	(63.0)	(37.3)	+68.8%
Other operating income	113.4	363.4	-68.8%	49.5	136.9	-63.8%
Other operating expenses	(73.5)	(47.5)	+54.9%	(12.1)	(16.5)	-26.3%
Recovery of property, plant and equipment impairment	88.4	-	NA	-	-	NA
Operating income	1,009.1	402.8	+150.5%	341.7	201.1	+69.9%
Finance income	240.9	63.9	+276.8%	139.6	15.8	NA
Finance costs	(310.8)	(216.4)	+43.6%	(111.7)	(51.4)	+117.2%
Other financial results	(82.3)	(437.5)	-81.2%	162.4	(184.1)	NA
Profit before tax	857.0	(187.1)	NA	532.0	(18.6)	NA
Income tax and minimum expected profit tax	(224.1)	(20.7)	NA	(188.0)	(90.7)	+107.2%
Net income for the fiscal year/period	633.0	(207.8)	NA	344.1	(109.3)	NA
Attributable to:
Owners of the Company	529.3	(191.9)	NA	253.5	(92.5)	NA
Non-controlling interests	103.6	(15.9)	NA	90.6	(16.8)	NA

Adjusted EBITDA	928.0	180.1	NA	192.3	112.2	+71.5%

•         During the fourth quarter of 2014, the gross margin from our generation segment recorded a gross profit of AR$371.7 million, 143.8% higher than the same period of 2013, mainly due to the higher remuneration updated by the application of SE Resolution No. 529/14 and the nominal FX variation which impacts our Energía Plus and SE Resolution No. 220/07 power supply contracts. Said effects were partially offset by lower dispatch in CTLL caused by a programed maintenance stop and lower dispatch at CTG due to fuel restrictions in the area.

•         Net operating costs increased 43.6% compared to the same period in 2013, mainly due to higher operating costs, salaries and third party costs.

•         Net financial results increased by AR$410.1 million compared to Q4 13, recording a profit of AR$190.4 million, mainly due to a higher gain from the revaluation of the consolidated credits with CAMMESA (AR$336.4 million), and minor losses from net exchange rate difference, due to a minor devaluation of local currency against US Dollar during Q4 14. Said effects were partially offset by a higher accrual of financial interests and higher losses from holding of financial instruments.

•         The adjusted EBITDA from our generation segment does not include the amount recovered from insurance companies at CTLL, that accrued AR$122.3 million in the Q4 13, nor the increase in the recoverable value of credits with CAMMESA of previous periods, by which the impact on sales and other operating income registered a profit of AR$183.9 million during Q4 14.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	9

4.2 |  Analysis of Transmission Segment

	Fiscal Year			4th Quarter
Transmission Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	738.4	436.9	+69.0%	248.9	162.6	+53.1%
Cost of sales	(539.7)	(393.7)	+37.1%	(179.7)	(133.3)	+34.8%
Gross profit	198.7	43.2	NA	69.2	29.3	+136.3%
Administrative expenses	(91.8)	(67.7)	+35.7%	(27.5)	(7.1)	+289.8%
Other operating income	3.9	9.7	-60.0%	1.3	8.7	-84.7%
Other operating expenses	(11.4)	(7.1)	+62.2%	2.0	(7.0)	NA
Operating income	99.3	(21.9)	NA	45.0	23.9	+88.5%
Finance income	226.1	173.0	+30.7%	60.8	56.5	+7.5%
Finance costs	(59.4)	(41.9)	+41.7%	(15.1)	(7.0)	+115.9%
Other financial results	(142.0)	(114.9)	+23.6%	(11.5)	(55.2)	-79.1%
Profit before tax	124.0	(5.7)	NA	79.2	18.3	NA
Income tax and minimum expected profit tax	(51.4)	0.8	NA	(26.0)	(6.7)	+286.8%
Net income for continuing operations	72.6	(4.9)	NA	53.2	11.5	NA
Adjustment for non-controlling participation in joint businesses	(38.5)	0.0	NA	(26.8)	(6.0)	NA
Net income for the fiscal year/period	34.1	(4.9)	NA	26.4	5.6	NA
Attributable to:
Owners of the Company	34.1	(4.9)	NA	26.4	5.6	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	322.9	114.6	+181.9%	75.1	48.9	+53.7%

•         The fourth quarter of 2014 includes sales of AR$139.6 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$97.5 million in the same period of 2013.

•         The operating profit of our transmission segment rose by AR$21.1 million compared to the fourth quarter of 2013, mainly due to a higher recognition of retroactive costs explained above, partially offset by a raise in labor and materials’ costs.

•         The higher AR$39.8 million profit in net financial results compared to Q4 13 mainly responds to minor losses from net exchange rate difference caused by a smaller devaluation of local currency against US Dollar, partially offset by lower accrual of interests in Q4 14, which correspond to the application of the Instrumental and Renewal Agreements, for an amount of AR$38.9 million compared to AR$43.8 million accrued during the same period of 2013.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$5.5 million for the fourth quarter of 2014 vs. AR$3.3 million in the same period of 2013, plus AR$13.8 million interests from the Fourth Line Project, compared to AR$11.1 million in the same period of 2013.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	10

4.3 |  Analysis of Distribution Segment

	Fiscal Year			4th Quarter
Distribution Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	3,598.4	3,440.7	+4.6%	850.2	872.2	-2.5%
Cost of sales	(4,716.5)	(4,122.5)	+14.4%	(1,250.5)	(1,134.9)	+10.2%
Gross profit	(1,118.1)	(681.8)	+64.0%	(400.3)	(262.7)	+52.4%
Selling expenses	(658.9)	(549.1)	+20.0%	(197.2)	(147.8)	+33.5%
Administrative expenses	(510.3)	(332.6)	+53.4%	(169.6)	(104.0)	+63.1%
Other operating income	53.2	62.3	-14.6%	20.7	34.4	-39.7%
Other operating expenses	(319.2)	(143.4)	+122.5%	(155.8)	(37.7)	NA
Results for participation in joint businesses	0.0	0.0	+5.3%	(0.0)	0.0	NA
Operating income before Res. No. 250/13 and subsequent Notes	(2,553.4)	(1,644.6)	+55.3%	(902.2)	(517.8)	+74.2%
Higher Cost Recognition – Res. No. 250/13 and subsequent Notes	2,271.9	2,933.1	-22.5%	1,536.4	720.4	+113.3%
Operating income	(281.5)	1,288.4	NA	634.2	202.7	+213.0%
Finance income	239.0	287.1	-16.8%	56.9	43.7	+30.3%
Finance costs	(692.5)	(565.8)	+22.4%	(134.1)	(155.7)	-13.9%
Other financial results	(528.1)	(425.5)	+24.1%	(19.8)	(192.8)	-89.7%
Profit before tax	(1,263.1)	584.2	NA	537.2	(102.2)	NA
Income tax and minimum expected profit tax	161.8	52.7	+206.8%	87.5	(11.2)	NA
Net income for continuing operations	(1,101.4)	637.0	NA	624.7	(113.3)	NA
Discontinued operations	-	(128.9)	-100.0%	-	0.0	-100.0%
Net income for the fiscal year/period	(1,101.4)	508.1	NA	624.7	(113.3)	NA
Attributable to:
Owners of the Company	(742.1)	163.5	NA	302.9	(104.4)	NA
Non-controlling interests	(359.2)	344.6	NA	321.8	(8.9)	NA

Adjusted EBITDA	(1,776.2)	(877.2)	+102.5%	(693.2)	(290.2)	+138.8%

•         During the fourth quarter of 2014, net sales fell by 2.5% compared to Q4 13, mainly due to lower electricity sales in GWh (-2.3%). Moreover, due to the application of ENRE Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount depending on the client category, during Q4 14 Edenor collected an additional amount of AR$110.4 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 39.5% compared to the fourth quarter of 2013, mainly explained by a rise in operating, labor and third party costs. The electricity purchases during Q4 14 dropped 0.5% as a result of a decrease in mobile generation cost, being partially recognized as distribution electricity since November 2013.

•         The loss in our net financial results decreased by AR$207.8 million in the Q4 14, mainly due to minor losses by net exchange rate difference as a result of a smaller local currency devaluation against US Dollar and a lower interest accrual for financial liabilities. These effects were partially offset by higher interest payable for CAMMESA’s commercial debt and lower profit from repurchased bond notes.

•         The adjusted EBITDA in Q4 14 for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’) of AR$130.7 million and late payment penalty for AR$10.8 million.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.4 |  Analysis of Holding and Others Segment

	Fiscal Year			4th Quarter
Holding and Others Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	419.7	210.1	+99.8%	140.6	67.1	+109.6%
Cost of sales	(203.2)	(89.0)	+128.2%	(77.5)	(18.1)	NA
Gross profit	216.5	121.0	+78.9%	63.1	49.0	+28.8%
Selling expenses	(36.5)	(6.6)	NA	(5.4)	(2.1)	+155.6%
Administrative expenses	(148.4)	(102.2)	+45.2%	(29.9)	(41.2)	-27.4%
Other operating income	145.4	40.6	+258.4%	70.6	14.7	NA
Other operating expenses	(54.3)	(13.1)	NA	(29.2)	(7.3)	NA
Results for participation in associates	(1.6)	2.2	NA	(1.3)	0.8	NA
Operating income	121.1	41.9	+188.8%	67.9	13.9	NA
Finance income	26.0	6.6	+294.4%	8.5	2.7	+212.3%
Finance costs	(175.6)	(52.9)	+231.8%	(42.5)	(18.3)	+132.5%
Other financial results	1,030.5	343.7	+199.8%	51.3	102.3	-49.8%
Profit before tax	1,001.9	339.3	+195.3%	85.3	100.6	-15.2%
Income tax and minimum expected profit tax	(38.1)	(19.9)	+91.7%	31.6	(7.8)	NA
Net income for the fiscal year/period	963.9	319.4	+201.8%	116.9	92.8	+26.0%
Attributable to:
Owners of the Company	921.9	319.4	+188.6%	145.2	92.8	+56.5%
Non-controlling interests	42.0	-	NA	(28.3)	-	NA

Adjusted EBITDA	204.7	76.7	+166.8%	100.7	14.7	NA

•         During the fourth quarter of 2014, the gross margin from our holding and others segment rose by 28.8% compared to the Q4 13, mainly due to higher natural gas sales from Petrolera Pampa (+129.0%).

•         The profit from other operating income of AR$55.9 million mainly responds to an increase in the additional compensation from the Natural Gas Excess Injection Encouragement Program considered in Resolution No. 1/2013.

•         The decrease of AR$69.4 million in net financial results of Q4 14 is mainly explained by a higher accural of interests from Petrolera Pampa’s financial debt and a lesser gain from net exchange rate difference, due to a minor devaluation during Q4 14. These effects were partially offset by a higher in profit from holdings in CIESA (AR$72.6 million).

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in PEPCA S.A., holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.5 |  Fiscal Year Analysis by Subsidiary (AR$ Million)

	Fiscal Year 2014				Fiscal Year 2013
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(20.0)	(27.4)	25.6	56.0%	0.9	(20.3)	3.6
Los Nihuiles	47.0%	5.1	(13.9)	162.6	47.0%	1.2	(3.7)	(37.2)
CPB	100.0%	65.8	86.0	180.9	100.0%	(68.4)	100.7	(116.3)
CTG	90.4%	154.8	130.9	54.4	90.4%	89.2	140.2	-
CTLL[1]	100.0%	708.0	1,534.8	129.0	100.0%	129.2	1,190.5	(87.9)
CTP[3]	0.0%	-	-	-		15.5	430.5	9.1
Other companies & deletions[4]		14.2	(359.9)	(23.1)		12.5	(522.0)	36.8
Total Generation		928.0	1,350.6	529.3		180.1	1,316.0	(191.9)

Transmission Segment
Transener	26.3%	654.0	772.8	145.2	26.3%	235.9	851.3	(5.6)
Consolidation adjustment 50%[4]		(327.0)	(386.4)	(72.6)		(117.9)	(425.7)	2.8
Adjustments & deletions[4]		(4.1)	(21.4)	(38.5)		(3.4)	(19.9)	(2.1)
Total Transmission		322.9	365.0	34.1		114.6	405.8	(4.9)

Distribution Segment
Edenor[1]	51.5%	(1,761.1)	1,198.9	(779.7)	53.7%	(868.9)	890.6	771.7
EASA[1]	100.0%	5.5	1,019.9	(314.8)	100.0%	(27.0)	704.8	(256.7)
Adjustments & deletions[4]		(20.6)	(946.6)	352.4		18.6	(637.7)	(351.5)
Total Distribution		(1,776.2)	1,272.2	(742.1)		(877.2)	957.7	163.5

Holding & Others Segment
Petrolera Pampa	49.7%	215.8	497.2	83.9	100.0%	102.2	(5.0)	33.1
Other companies & deletions[4]		(11.2)	86.8	838.0		(25.5)	223.6	286.4
Total Holding & Others		204.7	584.1	921.9		76.7	218.6	319.4

Deletions		-	(365.0)	-		-	(405.8)	-
Total Consolidated Amounts to the Owners of the Company		(320.7)	3,206.8	743.2		(505.9)	2,492.2	286.1

Total Adjusted by Ownership		274.0	2,385.1	743.2		(179.2)	2,081.6	286.1

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 Since October 1, 2013 CTP was merged with CTG, thus its FY14 and Q4 13 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.6 |  Quarterly Analysis by Subsidiary (AR$ Million)

	4th Quarter 2014				4th Quarter 2013
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(2.9)	(27.4)	21.4	56.0%	(5.4)	(20.3)	(0.4)
Los Nihuiles	47.0%	9.4	(13.9)	144.4	47.0%	(22.0)	(3.7)	(32.2)
CPB	100.0%	(13.1)	86.0	(6.1)	100.0%	(11.1)	100.7	(67.5)
CTG	90.4%	77.9	130.9	42.5	90.4%	25.1	140.2	2.6
CTLL[1]	100.0%	200.8	1,534.8	56.9	100.0%	111.4	1,190.5	(29.0)
CTP[3]	0.0%	-	-	-		2.2	430.5	2.8
Other companies & deletions[4]		(79.8)	(359.9)	(5.6)		12.0	(522.0)	31.3
Total Generation		192.3	1,350.6	253.5		112.2	1,316.0	(92.5)

Transmission Segment
Transener	26.3%	152.4	772.8	104.5	26.3%	109.1	851.3	24.8
Consolidation adjustment 50%[4]		(76.2)	(386.4)	(52.3)		(54.5)	(425.7)	(12.4)
Adjustments & deletions[4]		(1.1)	(21.4)	(25.9)		(5.7)	(19.9)	(6.9)
Total Transmission		75.1	365.0	26.4		48.9	405.8	5.6

Distribution Segment
Edenor[1]	51.5%	(692.0)	1,198.9	664.0	53.7%	(287.8)	890.6	(19.3)
EASA[1]	100.0%	(0.2)	1,019.9	(42.0)	100.0%	2.0	704.8	(91.8)
Adjustments & deletions[4]		(1.0)	(946.6)	(319.1)		(4.4)	(637.7)	6.7
Total Distribution		(693.2)	1,272.2	302.9		(290.2)	957.7	(104.4)

Holding & Others Segment
Petrolera Pampa	49.7%	98.7	497.2	(56.3)	100.0%	28.5	(5.0)	14.2
Other companies & deletions[4]		1.9	86.8	201.5		(13.8)	223.6	78.6
Total Holding & Others		100.7	584.1	145.2		14.7	218.6	92.8

Deletions		-	(365.0)	-		-	(405.8)	-
Total Consolidated Amounts to the Owners of the Company		(325.1)	3,206.8	728.0		(114.5)	2,492.2	(98.6)

Total Adjusted by Ownership		(85.3)	2,067.0	728.0		10.5	2,067.0	(98.6)

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 Since October 1, 2013 CTP was merged with CTG, thus its Q4 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s fourth quarter 2014 results on Thursday March 12, 2015 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Planning Manager and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2015

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.